PROPERTYGURU GROUP LIMITED

Paya Lebar Quarter 1

Paya Lebar Link

#12-01/04

Singapore 408533

February 10, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	PropertyGuru Group Ltd (the “Company”)
Registration Statement on Form F-4
Originally Filed December 7, 2021
File No. 333-261517

Dear Ms. Dao and Ms. Krebs:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “Act”), the Company hereby respectfully requests that the effective date of the Company’s Registration Statement on Form F-4 (File No. 333-261517) be accelerated by the Securities and Exchange Commission to 11:30 a.m. Washington D.C. time on February 14, 2022 or as soon as practicable thereafter. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

We request that we be notified of such effectiveness by a telephone call to Gregg A. Noel at +1 (650) 470-4540 or Jonathan B. Stone at +852 3740 4703 of Skadden, Arps, Slate, Meagher & Flom LLP, and we request that such effectiveness also be confirmed in writing.

[Signature page follows]

Very truly yours,

PropertyGuru Group Limited

By: /s/ Daniel Wong
Name:	Daniel Wong
Title:	Director

cc:	Tony McCourt, Legal Counsel, PropertyGuru Group Ltd

Sharon Lau, Partner, Latham & Watkins LLP